CUSIP No.  743868101                                         Page 33 of 33 Pages


                                                                       EXHIBIT 5


                                 [ON LETTERHEAD]



Via Telecopy

Mr. Seymour Jacobs
Managing Member
JAM Partners, L.P.
One Fifth Avenue
New York, New York  10003

Dear Sy:

This letter is in connection with our conversation earlier today concerning the proposed timing of our annual meeting of shareholders of Provident Financial Holdings, Inc. As I indicated to you, in keeping with our past practices, we certainly do not intend to hold an annual meeting without providing adequate notice to our shareholders. In this regard, we anticipate announcing the date of the meeting in a press release as soon as one is selected by our Board of Directors. The press release also will be filed with the Securities and Exchange Commission under cover of a Current Report on Form 8-K immediately after it is issued. We envision that the proxy materials will be mailed to our shareholders approximately 30 to 45 days after the press release is issued and that 25 to 30 days notice will be given between the mailing date and meeting date. These dates are obviously approximate, but should give you an idea of the timetable we are contemplating.

I hope this addresses your concerns regarding the notice and timing of our annual meeting. I thought that our conversation was very productive and I look forward to continuing these discussions with you shortly.

Best regards,

/s/ Craig G. Blunden

Craig G. Blunden
Chairman of the Board

CGB/sm

cc:      Phillip M. Goldberg, Esquire